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             UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        WASHINGTON, D.C. 20549            --------------------------------------

              FORM 12b-25                   OMB Number:              3235-0058
                                            Expires:            March 31, 2006
      NOTIFICATION OF LATE FILING           Estimated average burden
                                            Hours per form................2.50
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                                            SEC FILE NUMBER: 000-51115
                                            CUSIP NUMBER:   03979E 10 0
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(Check One):  [x] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: DECEMBER 31, 2005
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: __________________________

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             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                         ARDENT ACQUISITION CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                          1415 Kellum Place, Suite 205
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            Address of Principal Executive Office (STREET AND NUMBER)

                           Garden City, New York 11530
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 was unable to be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, was unable to accurately and completely compile the financial information required to be included in the Form 10-KSB.

                           PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to
     contact in regard to this notification

                         Marc H. Klee              (516)           739-1017
                         ------------              -----           --------
                           (Name)               (Area Code)   (Telephone Number)

(2)  Have  all  other  periodic   reports   required  under
     Section 13 or 15(d) of the Securities  Exchange Act of
     1934 or Section 30 of the  Investment  Company  Act of
     1940  during  the  preceding  12  months  or for  such
     shorter  period that the  registrant  was  required to
     file  such  report(s)  been  filed?  If  answer is no,
     identify report(s)                                        [X] Yes  [_] No

(3)  Is it  anticipated  that  any  significant  change  in
     results of operations  from the  corresponding  period
     for the last  fiscal  year  will be  reflected  by the
     earnings  statements  to be  included  in the  subject
     report or portion thereof?                                [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-KSB will reflect the following changes in results of operations from the prior fiscal year:

For the year ended December 31, 2005, the Company expects to report net profits of $301,884, attributable to interest income and unrealized gains on trust assets offset primarily by routine operational expenses such as rent, insurance, and professional fees. For the period from September 14, 2004 (inception) to December 31, 2004, the Company reported a net loss of $1,651 related to the Company's formation and its initial public offering.

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                         ARDENT ACQUISITION CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      March 31, 2006              By: /s/ Marc H. Klee
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                                          Marc H. Klee, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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